

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Soroush Salehian
Chief Executive Officer
Aeva Technologies, Inc.
555 Ellis Street
Mountain View, California 94043

      Re: Aeva Technologies, Inc.
          Registration Statement on Form S-1
          Filed June 9, 2021
          File No. 333-256919

Dear Mr. Salehian :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Beverly Singleton at (202) 551-3328 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing